CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (this "Agreement") dated as of this 30th day of March, 2011 (the "Effective Date") is by and between Digital Associates Capital Limited, a United Kingdom limited liability company, Reg. No. 3883987 ("CONSULTANT") (and/or assigns of CONSULTANT) and Arcland Energy Corporation, a Utah corporation ("CLIENT") (CONSULTANT and CLIENT are sometimes referred to collectively as, the "Parties", each being, a "Party").

PRELIMINARY STATEMENTS

WHEREAS, CONSULTANT is a United Kingdom limited liability company engaged in international mergers and acquisitions and investment banking services with an emphasis in the oil and natural gas industry; and

WHEREAS, CLIENT is a United States corporation, formed under the laws of the State of Utah, engaged in oil and natural gas exploration, production and refining within, among other places, the Russian Federation (the "Russian Federation Venture");

WHEREAS, CLIENT desires to retain the services of CONSULTANT and CONSULTANT agrees to provide consulting services for the purposes listed in Section 3 of this Agreement (the "Services"); and

WHEREAS, the Parties enter into this Agreement in good faith, with the understanding that this Agreement shall serve as the foundation for a long-term business relationship for the Services and the Parties further recognize and understand that the success of the Services and the quality of the Services are enhanced by the development of solid business relationships that take a long period of time to develop.

NOW THEREFORE, in consideration of the premises and of the mutual covenants and agreements hereinafter set forth, CONSULTANT and CLIENT agree to the following:

AGREEMENT

1. CONSULTANT:

In performing Services for CLIENT pursuant to this Agreement, CONSULTANT shall act in the capacity of a consultant with respect to the CLIENT and not as an employee, officer or agent of CLIENT. CONSULTANT will not hold itself out to any person or entity as an employee, officer or agent of CLIENT. As a consultant, CONSULTANT shall accept any directions issued by the CLIENT pertaining to the goals to be attained and the results to be achieved by an authorized officer of the CLIENT and CLIENT shall be solely responsible for those results. CONSULTANT shall act pursuant to its best judgment, in its sole discretion, to achieve the results requested by CLIENT. CLIENT shall provide CONSULTANT with an exclusive right to source new investments for CLIENT and Client's subsidiaries and affiliates in or related to the Russian Federation.

2. CONSULTATION AND ADVISORY FEES:

In connection with and at the CLIENT's closing of an oil and natural gas transaction in or related to the Russian Federation, CLIENT shall pay a fee to CONSULTANT; the fee is equal to 3% of the total purchase price of the applicable oil and natural gas assets acquired by CLIENT.

In connection with and at the CLIENT's closing of an oil and natural gas transaction in or related to the Russian Federation, CLIENT shall deliver an amount of unrestricted and undiluted shares of CLIENT's common stock to CONSULTANT, which amount shall be equal to 3% of the total value of all consideration exchanged in the transaction. For purposes of determining the value of CLIENT's common stock to calculate the amount of common stock to be granted to

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CONSULTANT, the value of CLIENT's common stock shall be determined as the rolling average of the price of CLIENT's common stock for the thirty (30) days immediately prior to the close of the acquisition, adjusted for the volume of shares traded and any adjustments made to the stock during such thirty (30) day period.

CLIENT shall reimburse CONSULTANT's costs and expenses incurred in connection with the Services to be provided pursuant to this Agreement, in accordance with reasonable terms and conditions set forth by CLIENT. Such costs and expenses shall be reimbursed on a monthly basis.

3.   **SERVICES TO BE RENDERED TO CLIENT BY CONSULTANT IN CONNECTION WITH CLIENT'S RUSSIAN FEDERATION VENTURE:**

- International mergers and acquisitions and financing services for asset acquisitions in the oil and gas production and refinery industry in oil fields located in or related to the Russian Federation, including without limitation, securing and evaluating acquisition opportunities and financing options.

- Other duties and obligations as agreed to in writing between the Parties.

4.   **TERM:**

This Agreement has an initial term of 364 days from the Effective Date (the "**Initial Term**") with automatic one (1) year renewals on the anniversary of the Effective Date thereafter ("**Automatic Renewal**"). Notwithstanding the foregoing, either Party may terminate the Agreement by providing written notice to the other Party no later than six (6) months before the Automatic Renewal, in which case termination shall be effective on the expiration of the last day of the then current term (the "**Expiration Date**").

Notwithstanding anything to the contrary contained in this Agreement, CONSULTANT shall have no right to any commission hereunder other than those that, pursuant to Section 2 above, have been earned and are payable on or prior to the Expiration Date; provided, however, that if (i) CONSULTANT, within thirty (30) days after the Expiration Date, submits to CLIENT a written list identifying business contacts with potential business opportunities who have been identified by and introduced to CLIENT by CONSULTANT, and (ii) within the period of twelve (12) months after the Expiration Date, CLIENT (or an affiliate of CLIENT) with an identified business contact (or through the efforts of the identified business contact) take or announce actions toward consummating a business opportunity, then CONSULTANT shall be entitled to receive a fee pursuant to Section 2 hereunder upon consummation of such transaction with respect thereto (as fully and completely as if the same were consummated prior to the Expiration Date).

5.   **CLIENT'S DUTIES AND OBLIGATIONS:**

CLIENT shall have the following duties and obligations under this Agreement.

a)   CLIENT will cooperate fully and timely with CONSULTANT so as to enable CONSULTANT to perform its Services under this Agreement.

b)   CLIENT will act diligently and promptly in reviewing materials within the Russian Federation market area (as such area may be subsequently expanded by mutual consent of the Parties) and submitted to CLIENT from time to time by CONSULTANT or by other firms introduced to CLIENT. CLIENT will forward copies of any such materials to CONSULTANT for its review.

c)   CLIENT will immediately give written notice to CONSULTANT of any change in its financial condition, or in the nature of its business or operations, which had or might have an adverse effect on its operations, assets, properties or prospects of its business.

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d)   CLIENT will give full disclosure of all material facts concerning CLIENT's Russian Federation Venture to CONSULTANT and update such information on a timely basis.

e)   CLIENT will promptly pay any and all compensation and reimbursements due CONSULTANT under the provisions of this Agreement.

6.   REPRESENTATIONS, WARRANTIES AND COVENANTS:

6.1   CLIENT represents, warrants, and covenants to CONSULTANT for the purpose of inducing CONSULTANT to enter into and consummate this Agreement as follows:

a)   CLIENT has the full authority, right, power and legal capacity to enter into this Agreement and to consummate the transactions which are provided for herein. The execution of this Agreement by the CLIENT and its delivery to CONSULTANT and the consummation by it of the transactions which are contemplated herein have been duly approved and authorized by all necessary action by CLIENT's Board of Directors and no further authorization shall be necessary on the part of CLIENT for the performance and consummation by CLIENT of the transactions which are contemplated by this Agreement. This Agreement is the legal, valid and binding obligation of CLIENT enforceable against CLIENT in accordance with its respective terms, subject to the effect to any applicable bankruptcy, insolvency, reorganization, moratorium or similar law effecting creditors' rights generally and to general principals of equity.

b)   The business and operations of CLIENT have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of all authorities that affect the CLIENT or its properties, assets, businesses or prospects. The performance of this Agreement shall not result in any breach of, or constitute a default under, or result in the imposition of any lien or encumbrance upon any property of CLIENT or cause acceleration under any arrangement, agreement or other instrument to which CLIENT is a party or by which any of its assets are bound. CLIENT has performed in all respects all of its obligations that are, as of the date of this Agreement, required to be performed by it pursuant to the terms of any such agreement, contract or commitment.

c)   CLIENT agrees to retain the Services of CONSULTANT hereunder on an exclusive basis for the Russian Federation Venture; provided, however, CLIENT agrees that CONSULTANT and its agents may perform similar or different services in the Russian Federation for other persons or entities whether or not they are competitors of CLIENT.

d)   CLIENT expressly acknowledges, accepts and agrees to the representations, warranties, and covenants of CONSULTANT set forth below.

6.2   CONSULTANT represents, warrants, and covenants to CLIENT for the purpose of inducing CLIENT to enter into and consummate this Agreement as follows:

a)   CONSULTANT agrees that it will, at all times, faithfully and in a professional manner perform all of the duties that may be reasonably required of CONSULTANT pursuant to the terms of this Agreement. CONSULTANT shall be required to expend only such time as is necessary to service CLIENT in a commercially reasonable manner. CONSULTANT does not guarantee that its efforts will have any impact upon CLIENT's business or that there will be any specific result or improvement from CONSULTANT's efforts. CONSULTANT acknowledges and agrees that confidential and valuable information proprietary to CLIENT and obtained during CONSULTANT's engagement by CLIENT, shall not be, directly or indirectly, disclosed without the prior express written consent of the CLIENT, unless and until such information is otherwise known to the public generally or is not otherwise secret and confidential, or

CONSULTANT is legally required to disclose such information by a court or government agency with appropriate jurisdiction.

b) In its performance hereunder, CONSULTANT and its agents shall be an independent contractor. CONSULTANT shall complete the Services required hereunder according to its own means and methods of work, which shall be in the exclusive charge and control of CONSULTANT, and which shall not be subject to the control or supervision of CLIENT, except as to the results of the work. CLIENT acknowledges that nothing in this Agreement shall be construed to require CONSULTANT to provide Services to CLIENT at any specific time, or in any specific place or manner. Payments to CONSULTANT hereunder shall not be subject to withholding taxes or other employment taxes as required with respect to compensation paid to an employee.

c) CONSULTANT expressly acknowledges, accepts and agrees to the representations, warranties, and covenants of CLIENT set forth above.

7. NON-CIRCUMVENTION AND NON-DISCLOSURE:

a) CLIENT hereto acknowledges that all introductions by CONSULTANT of CLIENT to third parties involved, directly or indirectly, in the Russian Federation government or in the oil and natural gas industry in the Russian Federation ("Confidential Contacts") per section (3) above are the proprietary property of CONSULTANT and integral to its income. CLIENT further agrees not to disclose or otherwise reveal, to any third party, any Confidential Contacts or other confidential information provided by CONSULTANT particularly that concern introduced businesses, high level political persons, and other consultants' names, addresses, telex/fax/telephone numbers or other means of access thereto, including bank information, codes or references and/or such information, provided to CLIENT on a confidential or privileged basis, without the specific, formal and written consent of CONSULTANT. Any and all names, addresses, telex/facsimile/telephone numbers, bank information, codes or references of Confidential Contacts provided shall be presumed to be confidential and shared on a need to know basis only with those subject to a like Non-Circumvention/Non-Disclosure Agreement except where otherwise agreed to in writing or required by law.

b) CLIENT hereto irrevocably agrees not to circumvent, avoid, bypass, or obviate CONSULTANT or any of CONSULTANT'S associates, directly or indirectly, to avoid payment of fees or commissions in any transaction with any corporation, partnership, or individuals, revealed by CONSULTANT to CLIENT in conjunction with any project, amendment, re-negotiation, new contracts, parallel contracts/agreements, or third party assignments thereof.

c) CLIENT hereto further agrees not to attempt to circumvent this agreement in an attempt to deprive CONSULTANT of any fees or any other remuneration.

8. MISCELLANEOUS PROVISIONS:

a) Notice. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given (i) immediately upon personal delivery, (ii) the next business day if sent by overnight courier service or (iii) ten (10) business days after deposit in the U.S. or U.K. postal system for delivery by either registered or certified mail or the equivalent (return receipt requested and postage prepaid). If notice is given by way of (ii) or (iii) above, a copy of the notice must be simultaneously transmitted via facsimile to the following:

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As to CONSULTANT:

Digital Associates Capital Limited
Oresund Landmark House,
17, Hanover Square
Mayfair,
London W1S 1HU,
UK
Facsimile: +44 20 7529 1402
Attn: Jan Berglund

As to CLIENT:

Arcland Energy Corporation
17101 Preston Road, Suite 210
Dallas, Texas 75248, USA
Facsimile: ~~████ ████ ████~~
Attn: Rafael Pinedo

or to such other address as may have been furnished to the other Party by written notice in accordance herewith.

b)   Waiver. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by CONSULTANT and the CLIENT. No waiver by either Party or any breach of, or compliance with, any condition or provision of this Agreement by the other Party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

c)   Whole Agreement. No agreements, representations or understandings (whether oral or written and whether express or implied) that are not expressly set forth in this Agreement have been made or entered into by either Party with respect to the subject matter hereof.

d)   Choice of Law. The laws of the State of Texas, U.S.A., shall govern the validity, interpretation, construction and performance of this Agreement.

e)   Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the English Arbitration Act, and judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.   The prevailing party will be entitled to receive from the non-prevailing party all damages and expenses, including reasonable attorneys' fees, incurred by the prevailing party in connection with that action or proceeding whether or not the controversy is reduced to judgment or award. The prevailing party will be that party who may be fairly said by the arbitrator(s) to have prevailed on the major disputed issues.

f)   Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect.

g)   Assignment & Successors. In the event that CONSULTANT, or any business entity resulting from any merger or consolidation referred to in this paragraph, shall at any time be merged or consolidated into or with any other business entity substantially under the same ownership of CONSULTANT, or in the event that substantially all of the assets of CONSULTANT shall be sold or otherwise transferred to another business entity substantially under the same ownership as CONSULTANT, the provisions of this Agreement shall be binding upon and inure to the benefit of the business entity resulting from such merger or consolidation or to which such assets shall be sold or transferred. Except as set forth above, this Agreement shall not be assignable by CLIENT or CONSULTANT or by any business entity resulting from any merger or consolidation or to which assets shall be sold or transferred, except (i) to the continuing corporation in, or the corporation resulting from, and as an incident of, any such merger or consolidation, or (ii) to the corporation to which such assets shall be sold or transferred and as an incident of such sale or transfer. This Agreement shall be binding upon and inure to the benefit of CLIENT and its successors and CONSULTANT and its successors.

h)   Currency. In all instances, references to monies used in this Agreement shall be deemed to be United States Dollars.

i)   Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one (1) instrument. A facsimile copy of this Agreement shall constitute a legal and binding instrument.

j)   Preliminary Statements. The Preliminary Statements, including without limitation the defined terms therein, are incorporated herein by reference and made a material part of this Agreement.

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IN WITNESS WHEREOF, each of the Parties has executed this Consulting Agreement by its duly authorized officer. By setting forth my hand below I warrant that I have complete authority to enter into this Agreement on behalf of the company indicated below.

DIGITAL ASSOCIATES CAPITAL LIMITED
Oresund, Landmark House
17, Hanover Square
Mayfair
London W1S 1HU, UK



By:_____
Jan Berglund, Director and Managing Partner

ARCLAND ENERGY CORPORATION
17101 Preston Road, Suite 210,
Dallas, Texas 75248, USA



By:_____
Rafael Pinedo, Director and Chairman of the Board

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